Washington Trust Bancorp., Inc.

2006 Annual Report

Trusted Advisor







This report contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including statements regarding our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, success of acquisitions, future operations, market position, financial position, and prospects, plans, goals and objectives of management are forward-looking statements. The actual results, performance or achievements of the Corporation could differ materially from those projected in the forward-looking statements as a result of, among other factors, changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of wealth management and trust assets under administration, reductions in loan demand, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in loan default and charge-off rates, changes in the size and nature of the Corporation's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. The Corporation assumes no obligation to update forward-looking statements or update the reasons actual results, performance or achievements could differ materially from those provided in the forward-looking statements, except as required by law.

Washington Trust: What's In A Name?

It is altogether fitting that the word *trust* is part of the Washington Trust name. Of all the words in the English language, trust best describes what is at the root of our relationships with clients and customers. For more than 200 years, people have trusted Washington Trust to help them achieve their financial goals.

At dictionary.com, the definition for trust *is firm reliance on the integrity, ability, or character of a person or thing.* When people are discussing personal or business finances, having an advisor with integrity, ability, and character is essential. For many people in 2006, that trusted advisor was a person at Washington Trust.

People turn to us for advice on matters that range from the simple to the complex:

- I want to retire at 65, keep my house in Florida, buy a house in Maine, and help my two children get through graduate school. I have all sorts of stock options and restricted stock from my company. How should I proceed?
- My business has grown significantly. How can I increase my cash flow and improve its earning power?
- How can I earn the most for the deposits my business makes while still maintaining access to the funds?
- We're finally ready to put in our dream kitchen. Are we better off with a home equity loan or line of credit?
- How can we align our non-profit organization's investment portfolio with our mission and values?

At Washington Trust, we play the role of trusted advisor in every aspect of our business.



"At the heart of our success is our position as trusted advisor to clients, customers, and the community at large. It is a role that we embrace and affirm each day through thousands of interactions at every level of the Bank's business."

John C. Warren
Chairman and Chief Executive Officer

2006 was a solid year for your Corporation. In light of challenging market conditions and fierce competition, Washington Trust posted excellent earnings and earnings per share. Net income reached $25 million, up 8.7% from 2005. For the 14th consecutive year, we increased our dividend, declaring cash dividends of 19 cents per share. We grew our market share and customer base as well – clear signs of an organization that continues to gain momentum in all areas of its business.

Our performance in 2006 is even more satisfying when you put it in the context of our peers. Many banks in our market area reported a decline in earnings for the year. For Washington Trust to have posted an 8.7% increase in earnings reflects the strength of our brand, the stability of our business model, the wisdom of our recent strategic initiatives, and the excellence of our people. Key to our achievements in 2006 was our ability to balance the stream of earnings from our core lines of business – personal banking, business banking, and wealth management.

Washington Trust shines in a larger regional context as well. A recent report by Keefe, Bruyette & Woods, a leading analyst of financial institutions, ranked Washington Trust 11th out of 70 banks in the northeastern United States for performance from the third quarter '04 through the third quarter '06. Your Corporation is operating at the top of its class, among the premier financial institutions in the region.

At the heart of our success is our position as trusted advisor to clients, customers, and the community at large. It is a role we embrace and affirm each day through thousands of interactions at every level of the Bank's business – in commercial loan closings, in meetings with high net worth clients, in the lobbies of our 16 branches, and in board meetings for non-profit organizations where we serve as directors. Relationships matter at Washington Trust. Our employees are genuinely committed to helping people achieve their life goals, and that commitment drives the continued success of your Corporation.

2006 was a record-setting year for our wealth management group, providing a resounding affirmation of our strategic initiatives in this area in recent years. Generating important non-interest income, the group's revenues were up 58% and accounted for 25% of the Bank's overall revenues. Our wealth management group has firmly established itself as a unique resource for investors, combining world-class expertise and consistent results with local, personalized service.



Our commercial lending group made significant strides in expanding both its capabilities and market presence. A new commercial lending office in the heart of Providence's financial district raised our profile and underscored our position as a major resource for a wide range of businesses. From start-up financing to growth and acquisition funding, to sophisticated, multi-million-dollar deals, we have the experience and capacity to get the job done for our commercial clients. Within our commercial lending group, our commercial real estate team continued to make significant inroads with developers and real estate professionals throughout New England and New York.

Despite a challenging interest rate environment, Washington Trust grew deposit market share. Timely direct mail promotions attracted new deposits and relationships to the Bank. We were also the first to aggressively market reverse mortgages, an innovative new solution for seniors looking to maintain their homes and quality of life.

Washington Trust has been a trusted advisor to the community since its founding, and, in 2006, our employees continued this strong legacy of reaching out to help others. The majority of our employees volunteered their time and talent to organizations involved with housing and economic development, health and human services, the arts, youth and family, education, and the environment. What's more, Washington Trust executives provided board leadership for many organizations, including The United Way, the Rhode Island Chapter of the American Red Cross, Meeting Street School, and the Greater Providence YMCA.

Looking forward to 2007, we eagerly anticipate the opening of our second Cranston branch, broadening our presence in that community and bringing our branch location total to 17. We will continue to pursue growth opportunities in all our lines of business while adhering to our philosophy of maintaining strong asset quality. We appreciate the ongoing commitment and efforts of our employees, for they are the "trusted advisors" who connect Washington Trust with customers and nurture those relationships every day. Thank you, as well, to our shareholders for the trust that you place in us and for your support. It is a privilege to lead and direct your Corporation.



"A recent report by Keefe, Bruyette & Woods, a leading analyst of financial institutions, ranked Washington Trust 11th out of 70 banks in the northeastern United States for performance from the third quarter '04 through the third quarter '06. Your Corporation is operating at the top of its class among the premier financial institutions in the region."

John F. Treanor
President and Chief Operating Officer


SEC MAIL PROCESSING
RECEIVED
APR 09 2007
WASH. D.C.
210
SECTION

Washington Trust Profile

As of December 31, 2006
$2.4 billion in assets
$373 million in market capitalization

Washington Trust Bancorp, Inc. is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island-chartered commercial bank founded in 1800. Through the Bank and its other subsidiaries, Washington Trust offers a broad range of financial services, including wealth management, by way of its branch offices in Rhode Island, Massachusetts and southeastern Connecticut.

At December 31, 2006, Washington Trust had 465 employees. The Corporation has an Affirmative Action Plan and is an Equal Opportunity Employer. Washington Trust is also a member of the FDIC and an Equal Housing Lender.

Market and Dividend Information

Washington Trust's common stock trades on the Nasdaq Global Market® under the symbol WASH. As of December 31, 2006, there were 2,090 shareholders of record.

Auditors: KPMG LLP, Providence, Rhode Island
Counsel: Goodwin Procter LLP, Boston, Massachusetts

Annual Meeting of Shareholders

Tuesday, April 24, 2007, 11:00 a.m.
Westerly Public Library
44 Broad Street, Westerly, Rhode Island 02891

Vote Your Proxy Online Or By Phone

For your convenience, you can vote your shares online or by phone. Have your proxy card ready and go to the website http://www.voteproxy.com or call 800-PROXIES (800-776-9437). You will be prompted to enter your control number located on your card. Then, follow the instructions to create and submit an electronic ballot.

2006 Quarters	1	2	3	4
Stock prices:				
High	$29.49	$28.93	$27.44	$29.30
Low	25.45	24.07	24.01	25.31
Close	28.07	27.72	26.51	27.89
Dividend declared	.19	.19	.19	.19

2005 Quarters	1	2	3	4
Stock prices:				
High	$29.99	$28.81	$30.38	$29.98
Low	27.00	23.94	26.08	25.77
Close	27.48	27.67	27.19	26.18
Dividend declared	.18	.18	.18	.18

Shareholder Return Performance Presentation

Set forth at right is a line graph comparing the cumulative total shareholder return on the Corporation's Common Stock against the cumulative total return of The NASDAQ Stock Market (U.S.) and the NASDAQ Bank Stocks Index for the five years ended December 31. The historical information set forth below is not necessarily indicative of future performance.


$200
$150
$100
$50
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Washington Trust Bancorp, Inc.
NASDAQ Bank Stocks
The NASDAQ Stock Market (U.S.)

	2001	2002	2003	2004	2005	2006
Washington Trust Bancorp, Inc.	$100.00	$105.59	$146.50	$168.07	$154.15	$168.93
Nasdaq Bank Stocks	$100.00	$102.37	$131.69	$150.71	$147.23	$165.21
The Nasdaq Stock Market (U.S.)	$100.00	$69.13	$103.36	$112.49	$114.88	$126.22

The results presented assume that the value of the Corporation's Common Stock and each index was $100.00 on December 31, 2001. The total return assumes reinvestment of dividends.



Financial Highlights

(Dollars in thousands, except per share amounts)

At or for the years ended December 31,	2006	2005	2004
Financial Condition			
Total assets	$2,399,165	$2,402,003	$2,307,820
Total loans	1,459,986	1,401,908	1,249,676
Allowance for loan losses	18,894	17,918	16,771
Securities	703,851	783,941	890,058
Deposits	1,677,997	1,639,258	1,457,885
Shareholders' equity	173,056	158,446	151,852
Financial Results			
Net interest income	$61,474	$60,656	$54,441
Provision for loan losses	1,200	1,200	610
Noninterest income	42,183	30,946	26,905
Noninterest expense	65,335	56,393	50,373
Net income	25,031	23,024	20,829
Per Share Information			
Diluted earnings per share	$1.82	$1.69	$1.54
Cash dividends declared	.76	.72	.68
Book value	12.89	11.86	11.44
Tangible book value	8.61	7.79	9.64
Closing stock price	27.89	26.18	29.31
Selected Ratios			
Return on average assets	1.04%	0.98%	0.97%
Return on average equity	14.99	14.80	14.40
Net interest margin (taxable equivalent basis)	2.80	2.79	2.74
Noninterest income as a percentage of total revenue	40.69	33.78	33.07
Nonperforming assets to total assets	0.11	0.10	0.21
Allowance for loan losses to total loans	1.29	1.28	1.34
Other Selected Data			
Wealth management assets under administration	$3,694,813	$3,271,756	$1,870,510
Number of ATMs	132	124	102

Diluted Earnings Per Share


$1.30
$1.41
$1.54
$1.69
$1.82
2002 2003 2004 2005 2006

Cash Dividends Declared Per Share


$.56
$.62
$.68
$.72
$.76
2002 2003 2004 2005 2006

Wealth Management Assets Under Administration


In Billions
$1.5
$1.7
$1.9
$3.3
$3.7
2002 2003 2004 2005 2006



Dominion Diagnostics is a rapidly growing national medical laboratory, offering innovative clinical pharmacological and toxicological testing and support services to healthcare providers in a variety of fields. Viewing the progress on their latest facility expansion above (L to R) are Frank Forman, Chief Executive Officer; Gwen Bauer, Chief Medical Officer; Stephen Jordan, Chief Operating Officer; and David Siwicki, President.

"We view Washington Trust as our partner as we grow our business. Their counsel is extremely important to Dominion."

– Stephen Jordan
Chief Operating Officer
Dominion Diagnostics



Moving Beyond Transactions

Companies turn to Washington Trust when they need money – but in their relationship with us, they are usually looking for more than transactions. Some may want a sounding board for an idea that they have. Others may want an opinion on strategy from a person outside of their organization. Still others may be looking for a referral to another professional resource. No matter what their reason is, these companies all have one thing in common: they want to connect with a person they can trust.

Many commercial clients come to Washington Trust through a referral from an attorney, accountant, or professional peer, or through an existing relationship with a commercial lender who has now become part of the Washington Trust team. Amid the recent consolidation of the banking industry in our region, Washington Trust's commercial lending team continues to distinguish itself through its experience, accessibility, and commitment to outstanding client service.

While attractive terms and innovative structure get us in the door with clients, service is what keeps them with us. Knowledgeable, personalized service nurtures relationships, and in this area, Washington Trust excels. More than one commercial client has said to us that they only heard from their previous bank when something went wrong. They soon discovered that *business as usual is different at Washington Trust.* They have a relationship with a local banking professional who knows and cares about their business, and is easy to communicate with – by phone, email, and/or in person – whenever the need arises. Local decision-making



John Regan

[illegible]

"[illegible]"



One of the fastest-growing companies in America, Carousel Industries is a communication systems integrator and reseller that specializes in the design, implementation, and support of strategic integrated communication solutions. Pictured above (L to R) are Jeff Gardner, Chief Executive Officer, and Michael Vickers, President.

"At the end of the day, I know Washington Trust will do the right thing for Carousel."

– Jeff Gardner
Chief Executive Officer
Carousel Industries



allows us to be more flexible and responsive than our competitors. In fact, it is not unusual for our Chairman or President to visit prospects and customers to discuss their needs and gain a better understanding of their business.

Washington Trust connects companies with considerable resources. Our capabilities include multi-million dollar financing and lines of credit, all types of commercial loans, asset-based financing, loan participations and syndications, and a comprehensive suite of cash management services. This offering will be augmented in 2007 with the introduction of our remote deposit capture service, providing our commercial clients increased convenience and enabling us to serve a broader customer base.

Awareness of Washington Trust as a major regional player in commercial lending and commercial real estate is growing steadily. We were pleased to open our new commercial lending office in the heart of Providence's financial district in December 2006, and continue to expand our commercial real estate practice throughout New England and New York.

Keeping Banking Personal

It is a paradox of our times: as people embrace technology to facilitate all aspects of their financial lives, they also crave human interaction, especially when making important financial transactions. Washington Trust has incorporated technology as an essential part of our overall relationship with customers, but never at the expense of personalized,



Jennifer Dantu

Merchant Sales Representative

"We take the time to get to know a customer's business. That's where long term relationships begin – with a genuine understanding of who they are and what they are trying to accomplish."



P. Schurman Contractors builds architecturally designed, high-end residences, additions, and renovations. Since 1975, the company has constructed some of the most unique homes in South County, Rhode Island. Pictured above in their home are Paul and Barbara Schurman.

> *"We love the personal touch that we get with Washington Trust. It's a bank that shows a personal interest in and respect for its customers."*
>
> *– Paul and Barbara Schurman*
> *P. Schurman Contractors*



one-to-one service. That is our pedigree. It is also the source of significant competitive advantage.

At the retail level, online banking, Internet loan applications, and ATMs all make banking more convenient for customers. But how we truly differentiate ourselves is by adding value with advice that enables people to manage their money intelligently and simplify their lives. Helpful everyday interactions earn us loyalty as well as new business, as customers come to trust our counsel and recommend us to their friends.

A new product that underscores our role as trusted advisor is reverse mortgages, which we introduced to the market in 2006. This innovative loan is designed for homeowners, age 62 or older, who wish to maintain ownership of their home, but face escalating expenses that make it all but impossible to do so. A reverse mortgage enables seniors to convert their home equity into cash while living at home for as long as they choose.

As with any new product, reverse mortgages require significant education and explanation before a customer decides to move forward. Our success with introducing this innovative product is directly related to the trust we have earned with our customers, their families, and our professional peers.

At times, being a trusted advisor means telling people what not to do. We embrace innovation when it will benefit our customers. However, we do not recommend products that we feel create excessive risk. When they are not in the customer's best interest, it is part of our job to explain why.



Lori Duffy

[illegible]

“The true value that we provide is found in the various pieces of advice that we give to people and businesses each day. They trust us to help them manage their money and achieve their goals.”



"I want to preserve my wealth for my children and grandchildren. Washington Trust took the time to get to know what's important to me, and it shows every time they make a recommendation."

– Wealth Management Client



The people at Washington Trust have what it takes to be a trusted advisor: knowledge, experience, and a commitment to doing what is best for our customers.

Building Bridges

When people turn to Washington Trust, they are often looking to go from one place to another. A business wants to expand operations to new markets. Grandparents want to go from generating wealth to passing it on to their heirs. A young couple wants to go from dreaming about a first home to purchasing it. The trusted advisors at Washington Trust provide the bridge that enables people to get to where they want to go.

Nowhere is this bridge-building more evident than in our wealth management group, where our advisors help clients navigate the gap between their financial resources and their life goals. In most cases, we are dealing with an individual's or institution's financial lifeblood. Our job is to help our client achieve their mission, whatever it may be – living a secure retirement, setting up a trust fund for a special-needs child, or building a non-profit organization's endowment. When these are the stakes, nothing less than the most trusted advisor will do.

Our wealth management group begins by building a personal relationship with clients while helping them articulate their needs and hopes for themselves, their families, community, and career. By thoroughly understanding a client's goals through the planning process, we can develop



Gerald Fogarty
Managing Director
Washington Trust Investors

"When people turn to us, sure, it's about money, but it's really about something much bigger than that. They have a mission – to provide for their heirs, to fund a cause they believe in, to set up an endowment. It's a privilege to help individuals and institutions achieve their life goals."



Founded in 1856, Tockwotton Home is a non-profit assisted living residence and nursing home located in Providence. Above (L to R), Robert Martin, Assisted Living Administrator, and Kevin McKay, Executive Director, discuss plans for the construction of their new location in 2007.

"Washington Trust knows our organization. When the mission is so important, you really have to trust the people who are advising you."

- Kevin McKay
Executive Director
Tockwotton Home



effective strategies to achieve them. The group meets each client's unique needs with a comprehensive set of wealth management services. Recommendations are built upon our commitment to exceptional service and financial guidance, combined with disciplined investment and fiduciary services.

Clients quickly discover that our wealth management group possesses unique qualifications to be their trusted advisor. We combine world-class capabilities with a full range of investment options that are delivered locally by people our clients know and trust. Our larger competitors have resources, certainly, but they cannot provide local, personalized service. Imagine having your life savings to invest and being routed to a call center halfway across the country to speak to a person you will never see. Conversely, the local broker, boutique, or financial planner may offer personalized service, but he or she cannot connect clients with the most sought-after asset managers, mutual funds, and separately managed accounts. Washington Trust's wealth management group gives clients the best of both worlds – the very best investment options and expert service that's local and personalized.

The significant achievements of our wealth management group in 2006 are a direct result of the trust that our advisors have earned from our clients.



Russel Burgess

Vice President and Investment Officer

"It really goes way beyond our investment product. Our products are a means to help people achieve their goals, but it's the relationship that they truly value."


Rhode Island Monthly discovered
what we've known all along:
Our customers
are the best.
Rhode Island
Best
of Rhode Island
WASHINGTON
TRUST
Shred-it

"In 2006, Washington Trust continued to gain momentum in all aspects of its business and community outreach."

– John C. Warren
Chairman and Chief Executive Officer



1 New Cranston Branch
Construction progresses on our newest branch, which is slated to open in May 2007 on Oaklawn Avenue.

2 Peanut Butter Drive
Our sixth annual P.B. Xpress peanut butter drive collected a record 11 tons of peanut butter for the Rhode Island Community Food Bank.

3 Best of Rhode Island
We were proud to salute 33 of our business clients who were featured in Rhode Island Monthly's Best of Rhode Island™ issue.

4 Washington Trust Stars
Throughout the year, the Washington Trust Stars made appearances at community events around the region.

5 Worksite Health Award
Washington Trust received the Outstanding Award by the Worksite Wellness Council of Rhode Island.

6 Rebuilding Together
In April, a team of Washington Trust employees repaired a home in Providence, Rhode Island as part of a Rebuilding Together project.

7 Heart Walk
Washington Trust employees raised funds for the American Heart Association by participating in the Rhode Island branch's Heart Walk in September.

8 Get Smart About Credit Day
Washington Trust employees visited local high schools to teach young adults about the importance of establishing and maintaining good credit.

9 New Commercial Lending Office
In December, our commercial lending team relocated to its new office in the heart of Providence's financial district.

10 Domestic Violence Awareness Month
More than 400 cell phones were collected at our branches in October to benefit the Domestic Violence Resource Center of South County.

11 Free Community Shred Day™
We offered people a safe and secure way to prevent identity theft with a free Community Shred Day™ in November.

12 Business Leaders Forum
Our September forum on Rhode Island's economic and business environment attracted business leaders from throughout the region and featured New England Patriots great Steve Grogan as guest motivational speaker.

1	2	3	4
5	6	7	8
9	10	11	12

Washington Trust Bancorp, Inc. and Subsidiaries Consolidated Balance Sheets

December 31,	2006	2005
(Dollars in thousands)		
Assets:		
Cash and due from banks	$ 54,337	$ 48,997
Federal funds sold and other short-term investments	17,572	17,166
Mortgage loans held for sale	2,148	439
Securities:		
Available for sale, at fair value; amortized cost $525,966 in 2006 and $620,638 in 2005	526,396	619,234
Held to maturity, at cost; fair value $175,369 in 2006 and $162,756 in 2005	177,455	164,707
Total securities	703,851	783,941
Federal Home Loan Bank stock, at cost	28,727	34,966
Loans:		
Commercial and other	587,397	554,734
Residential real estate	588,671	582,708
Consumer	283,918	264,466
Total loans	1,459,986	1,401,908
Less allowance for loan losses	18,894	17,918
Net loans	1,441,092	1,383,990
Premises and equipment, net	24,307	23,737
Accrued interest receivable	11,268	10,594
Investment in bank-owned life insurance	39,770	30,360
Goodwill	44,558	39,963
Identifiable intangible assets, net	12,816	14,409
Other assets	18,719	13,441
Total assets	$2,399,165	$2,402,003
Liabilities:		
Deposits:		
Demand deposits	$186,533	$196,102
NOW accounts	175,479	178,677
Money market accounts	286,998	223,255
Savings accounts	205,998	212,499
Time deposits	822,989	828,725
Total deposits	1,677,997	1,639,258
Dividends payable	2,556	2,408
Federal Home Loan Bank advances	474,561	545,323
Junior subordinated debentures	22,681	22,681
Other borrowings	14,684	9,774
Accrued expenses and other liabilities	33,630	24,113
Total liabilities	2,226,109	2,243,557
Commitments and contingencies		
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30,000,000 shares in 2006 and 2005; issued 13,492,110 shares in 2006 and 13,372,295 shares in 2005	843	836
Paid-in capital	35,893	32,778
Retained earnings	141,548	126,735
Accumulated other comprehensive loss	(3,515)	(1,653)
Treasury stock, at cost; 62,432 shares in 2006 and 10,519 shares in 2005	(1,713)	(250)
Total shareholders' equity	173,056	158,446
Total liabilities and shareholders' equity	$2,399,165	$2,402,003

Refer to Washington Trust Bancorp, Inc.'s 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements.



Washington Trust Bancorp, Inc. and Subsidiaries Consolidated Statements of Income

Years ended December 31,	2006	2005	2004
(Dollars and shares in thousands, except per share amounts)			
Interest income:			
Interest and fees on loans	$ 92,190	$ 78,931	$ 60,828
Interest on securities			
Taxable	33,763	32,934	33,125
Nontaxable	1,618	886	662
Dividends on corporate stock and Federal Home Loan Bank stock	2,842	2,491	2,105
Interest on federal funds sold and other short-term investments	721	451	133
Total interest income	131,134	115,693	96,853
Interest expense:			
Deposits	46,982	32,186	22,197
Federal Home Loan Bank advances	20,916	22,233	20,153
Junior subordinated debentures	1,352	458	-
Other	410	160	62
Total interest expense	69,660	55,037	42,412
Net interest income	61,474	60,656	54,441
Provision for loan losses	1,200	1,200	610
Net interest income after provision for loan losses	60,274	59,456	53,831
Noninterest income:			
Wealth management services:			
Trust and investment advisory fees	19,099	14,407	12,385
Mutual fund fees	4,665	1,336	-
Financial planning, commissions and other service fees	2,616	919	663
Wealth management services	26,380	16,662	13,048
Service charges on deposit accounts	4,915	4,502	4,483
Merchant processing fees	6,208	5,203	4,259
Income from bank-owned life insurance	1,410	1,110	1,175
Net gains on loan sales and commissions on loans originated for others	1,423	1,679	1,901
Net realized gains on securities	443	357	248
Other income	1,404	1,433	1,791
Total noninterest income	42,183	30,946	26,905
Noninterest expense:			
Salaries and employee benefits	38,698	32,133	28,816
Net occupancy	3,888	3,460	3,201
Equipment	3,370	3,456	3,267
Merchant processing costs	5,257	4,319	3,534
Outsourced services	2,009	1,723	1,616
Advertising and promotion	1,894	1,977	1,748
Legal, audit and professional fees	1,637	1,900	1,535
Amortization of intangibles	1,593	852	644
Other	6,989	6,573	6,012
Total noninterest expense	65,335	56,393	50,373
Income before income taxes	37,122	34,009	30,363
Income tax expense	12,091	10,985	9,534
Net income	$ 25,031	$ 23,024	$ 20,829
Weighted average shares outstanding - basic	13,424.1	13,315.2	13,227.8
Weighted average shares outstanding - diluted	13,723.2	13,626.7	13,542.7
Per share information:			
Basic earnings per share	$1.86	$1.73	$1.57
Diluted earnings per share	$1.82	$1.69	$1.54
Cash dividends declared per share	$.76	$.72	$.68

Refer to Washington Trust Bancorp, Inc.'s 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements.

Washington Trust Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(Dollars and shares in thousands)	Common Shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2004	13,195	$825	$29,846	$101,492	$6,101	$(209)	$138,055
Net income for 2004				20,829			20,829
Unrealized gains on securities, net of $383 income tax expense					1,006		1,006
Reclassification adjustments for net realized gains included in net income, net of $87 income tax expense					(161)		(161)
Minimum pension liability adjustment, net of $5 income tax benefit					(9)		(9)
Comprehensive income							21,665
Cash dividends declared				(9,007)			(9,007)
Share-based compensation			135				135
Deferred compensation plan	(1)					(1)	(1)
Exercise of stock options and related tax benefit	80	5	1,000			125	1,130
Shares repurchased	(5)					(125)	(125)
Balance at December 31, 2004	13,269	$830	$30,981	$113,314	$6,937	$(210)	$151,852
Net income for 2005				23,024			23,024
Unrealized losses on securities, net of $4,443 income tax benefit					(8,061)		(8,061)
Reclassification adjustments for net realized gains included in net income, net of $125 income tax expense					(232)		(232)
Minimum pension liability adjustment, net of $160 income tax benefit					(297)		(297)
Comprehensive income							14,434
Cash dividends declared				(9,603)			(9,603)
Share-based compensation			372				372
Deferred compensation plan	(1)		7			(40)	(33)
Exercise of stock options and related tax benefit	66	4	814				818
Shares issued – dividend reinvestment plan and other	28	2	604				606
Balance at December 31, 2005	13,362	$836	$32,778	$126,735	$(1,653)	$(250)	$158,446
Net income for 2006				25,031			25,031
Unrealized gains on securities, net of $843 income tax expense					1,432		1,432
Reclassification adjustments for net realized gains included in net income, net of $322 income tax expense					(121)		(121)
Minimum pension liability adjustment, net of $33 income tax expense					61		61
Comprehensive income							26,403
Adjustment to initially apply SFAS No. 158, net of $1,741 income tax benefit					(3,234)		(3,234)
Cash dividends declared				(10,218)			(10,218)
Share-based compensation			694				694
Deferred compensation plan	(5)		7			(144)	(137)
Exercise of stock options and related tax benefit	77	5	1,200			91	1,296
Shares issued – dividend reinvestment plan	46	2	1,214				1,216
Shares repurchased	(50)					(1,410)	(1,410)
Balance at December 31, 2006	13,430	$843	$35,893	$141,548	$(3,515)	$(1,713)	$173,056

Refer to Washington Trust Bancorp, Inc.'s 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements.



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Washington Trust Bancorp, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Washington Trust Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows (not presented herein) for each of the years in the three-year period ended December 31, 2006; and in our report dated March 12, 2007, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Providence, Rhode Island
March 12, 2007

Shareholder Information

Stock Transfer and Dividend Disbursing Agent

American Stock Transfer & Trust Company (AST), our stock transfer and dividend disbursing agent, is responsible for our shareholder records, issuance of stock certificates, distribution of dividend checks, and IRS Form 1099. AST is also responsible for the Corporation's Dividend Reinvestment (DRIP) and Stock Purchase Plan, which enables shareholders to reinvest their quarterly dividends in Washington Trust shares.

For information, contact AST on the toll-free Shareholder Information Line, 800-852-0354, via the secure AST Shareholder Services website, http://www.amstock.com, or by writing to: American Stock Transfer, 59 Maiden Lane, Plaza Level, New York, NY 10038.

To receive a duplicate copy of your 2006 IRS Form 1099, please visit http://www.amstock.com or call 401-348-1566.

Copies of our most recent annual and quarterly reports and a copy of our 2006 Annual Report on Form 10-K are available at no charge by contacting Elizabeth B. Eckel, Senior Vice President, Marketing, at 401-348-1566 or 800-475-2265. You may write to Ms. Eckel at the Washington Trust Corporate Office, 23 Broad Street, Westerly, RI 02891. The annual report is also available on our website, www.washtrust.com.

Washington Trust Bancorp, Inc.

Board of Directors

Gary P. Bennett, Retired Chairman and Chief Executive Officer, Analysis and Technology, Inc.

Steven J. Crandall, Vice President, Ashaway Line & Twine Mfg. Co.

Larry J. Hirsch, Esq., Retired President, Westerly Jewelry Co.

Barry G. Hittner, Esq., Of Counsel, Cameron & Mittleman, LLP

Katherine W. Hoxsie, Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc.

Mary E. Kennard, Esq., Vice President and University Counsel, The American University

Edward M. Mazze, Ph.D., Distinguished University Professor of Business Administration, University of Rhode Island

Kathleen McKeough, Retired Senior Vice President of Human Resources, GTECH Holdings Corporation

Victor J. Orsinger, II, Esq., Partner, Orsinger and Nardone, Attorneys at Law

H. Douglas Randall, III, President, H.D. Randall, Realtors

Joyce Olson Resnikoff, Chief Executive Officer, Olde Mistick Village

Patrick J. Shanahan, Jr., Retired Chairman, President and Chief Executive Officer, First Financial Corp.

James P. Sullivan, CPA, Retired Finance Officer, Roman Catholic Diocese of Providence

Neil H. Thorp, President, Thorp & Trainer, Inc.

John F. Treanor, President and Chief Operating Officer, Washington Trust Bancorp, Inc.

John C. Warren, Chairman and Chief Executive Officer, Washington Trust Bancorp, Inc.

Officers of the Corporation

John C. Warren, Chairman and Chief Executive Officer

John F. Treanor, President and Chief Operating Officer

Galan G. Daukas, Executive Vice President, Wealth Management

David V. Devault, Executive Vice President, Secretary, Treasurer and Chief Financial Officer

The Washington Trust Company Directors' Advisory Council

Alcino G. Almeida, Charles M. Baker, Jr., Charles C. Buffum, David Curtis, Richard A. Grills, Joseph J. Kirby, Jacques de Laporte, James W. McCormick, Jr., Thomas F. Moore, Brendan P. O'Donnell, Joseph H. Potter, Joseph E. Pucci, Anthony J. Rose, Jr., William Blunt White



The Washington Trust Company

Senior Management

John C. Warren, Chairman and Chief Executive Officer

John F. Treanor, President and Chief Operating Officer

Dennis L. Algiere, Senior Vice President, Chief Compliance Officer and Director of Community Affairs

Carl M. Amaral, Senior Vice President, Branch Sales and Service

Stephen M. Bessette, Executive Vice President, Retail Lending

Vernon F. Bliven, Senior Vice President, Human Resources

Galan G. Daukas, Executive Vice President, Wealth Management

David V. Devault, Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Elizabeth B. Eckel, Senior Vice President, Marketing

Gerald J. Fogarty, Jr., Managing Director, Washington Trust Investors

Philip L. Friend, Senior Vice President, Retail Lending

William D. Gibson, Senior Vice President, Risk Management

Mark K.W. Gim, Senior Vice President, Financial Planning and Asset Liability Management

Russell W. Hahn, Senior Vice President, Commercial Lending

Marie J. Langlois, Managing Director, Washington Trust Investors

Rogean B. Makowski, Senior Vice President, Wealth Management Client Services

Mary M. McGoldrick, Senior Vice President and Chief Investment Officer

Barbara J. Perino, CPA, Senior Vice President, Operations and Technology

Harvey C. Perry, II, Senior Vice President, Director of Office for Non-Profit Resources

B. Michael Rauh, Jr., Executive Vice President, Sales, Service and Delivery

Julia Anne M. Slom, Senior Vice President, Commercial Real Estate Group

James M. Vesey, Senior Vice President and Chief Credit Officer

James J. Walther, Senior Vice President, Director of Internal Audit

Weston Financial Group, Inc.

Galan G. Daukas, Executive Managing Director

Douglas A. Biggar, Managing Director

Wayne M. Grzecki, Managing Director

I. Richard Horowitz, Managing Director

Joseph Robbat, Jr., Managing Director

Robert I. Stock, Managing Director

Ronald A. Sugameli, Managing Director

Rhode Island Offices

CORPORATE OFFICE
23 Broad Street
Westerly, RI 02891
401-348-1200

BLOCK ISLAND
Block Island Office
Ocean Avenue
Block Island, RI 02807
401-466-7710

CHARLESTOWN
Charlestown Office
4137 Old Post Road
Charlestown, RI 02813
401-364-4000

CRANSTON
Reservoir Avenue Office
645 Reservoir Avenue
Cranston, RI 02910
401-946-1004

OPENING SPRING 2007
Oaklawn Avenue Office
1203 Oaklawn Avenue
Cranston, RI 02920
401-732-0049

NARRAGANSETT
Bonnet Shores Office
885 Boston Neck Road
Narragansett, RI 02882
401-782-4800

Sweet Meadows Office
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

NORTH KINGSTOWN
North Kingstown Office
7625 Post Road
North Kingstown, RI 02852
401-295-4700

PROVIDENCE
Providence Office
180 Washington Street
Providence, RI 02903
401-421-3600

Providence Commercial
Lending Office
10 Weybosset Street, Suite 100
Providence, RI 02903
401-331-5090

Providence Wealth
Management Offices
66-70 South Main Street
Providence, RI 02903
401-861-8440
401-331-6650

RICHMOND
Richmond Office
1200 Main Street
Wyoming, RI 02898
401-539-2427

SOUTH KINGSTOWN
Wakefield Office
730 Kingstown Road
Wakefield, RI 02879
401-782-4200

WARWICK
Warwick Office
236 Centerville Road
Warwick, RI 02886
401-739-2353

WESTERLY
Main Office
23 Broad Street
Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street
Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street
Westerly, RI 02891
401-348-1201

Connecticut Offices

MYSTIC
A&P Super Foodmart
179 Stonington Road
Mystic, CT 06355
860-572-7100

McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Mystic Office
Olde Mistick Village
Mystic, CT 06355
860-536-1200

Massachusetts Office

WELLESLEY
Weston Financial Group
Wellesley Office Park
40 William Street
Wellesley, MA 02481
781-235-7055

Account Information Center

To speak with a customer service representative, call 401-348-1200 or toll-free 800-475-2265.
In Connecticut, call 860-443-1508.

Online Banking

Bank and pay bills via the Internet 24 hours a day, 7 days a week at www.washtrust.com.

XPress Banking

Automated banking by phone 24 hours a day, 7 days a week at 401-348-1399 or toll-free 800-226-5877.

Website

Current company and shareholder information available at www.washtrust.com.



Notes:

23 Broad Street, Westerly, Rhode Island 02891 www.washtrust.com



END